EXHIBIT 1

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:
Steven M. Goldschein
516-608-7000

SYSTEMAX REPORTS 8.8% SALES INCREASE

PORT WASHINGTON, NY, November 11, 2003 - Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of PC hardware, related computer products and industrial products in North America and Europe, today announced results for the third quarter and nine months ended September 30, 2003.

Net sales for the third quarter increased 8.8% to $405.0 million compared to $372.1 million in the year ago quarter. Sales in North America grew 14% as a result of increased sales in the consumer sector. Sales in Europe increased marginally over the prior year. Excluding the impact of a weaker US dollar, European sales for the third quarter decreased 7.8% from the same period a year ago. Operating income increased from $1.6 million last year to $3.6 million (including a $1.3 million reversal in the third quarter of liabilities no longer required as a result of the settlement of litigation). For the quarter, the Company achieved net income of $1.9 million or $.05 per diluted share compared to a net loss of $727,000 or $.02 per diluted share reported in last year’s third quarter.

For the nine months ended September 30, 2003, net sales increased 6.3% to $1.22 billion compared to $1.15 billion in the year-ago period. Net income for the nine months was $5.1 million or $.15 per diluted share compared to a net loss of $59.9 million or $1.76 per diluted share a year ago. Nine month results include after tax charges for goodwill impairment of $51 million last year and $2.6 million this year.

Richard Leeds, Chairman and Chief Executive Officer, said, “I am encouraged by the growth of our e-commerce business. It is a result of the wealth of information available on our websites, ease of ordering, prompt fulfillment and great prices offered. We will continue to focus on becoming more efficient by reducing our costs and monitoring conditions in all our markets and their sectors.”

Systemax Inc. (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, infomercials and relationship marketers to sell PC hardware, related computer products and industrial products in North America and Europe. Systemax is a Fortune 1000 company.

SYSTEMAX INC.
Condensed Consolidated Statements of Operations
(In thousands, except per share and share amounts)

                                                      Three Months Ended                  Nine Months Ended
                                                         September 30,                      September 30,
                                                  -------------------------------  ------------------------------
                                                       2003              2002             2003            2002
                                                  -------------  ---------------- ----------------  -------------
Net Sales                                             $405,011          $372,139       $1,220,270      $1,148,170
Cost of Sales                                          337,900           309,413        1,017,156         949,657
                                                  -------------  ----------------  ---------------   -------------
Gross Profit                                            67,111            62,726          203,114         198,513
Selling, General and Administrative Expenses            64,822            60,032          190,305         194,440
Restructuring and Other Charges                        (1,272)             1,110           (1,160)         15,846
Goodwill Impairment                                                                         2,560
                                                  -------------  ----------------  ---------------   -------------
Income (Loss) From Operations                            3,561             1,584           11,409         (11,773)
Interest And Other Expense, Net                            542               681            1,075             921
                                                  -------------  ----------------  ---------------   -------------
Income (Loss) Before Income Taxes                        3,019               903           10,334         (12,694)
Provision (Benefit) For Income Taxes                     1,112             1,630            5,256          (3,725)
                                                  -------------  ----------------  ---------------   -------------
Income (Loss) Before Cumulative Effect of Change         1,907              (727)           5,078          (8,969)
   in Accounting Principle, net of tax
Cumulative Effect of Change in Accounting
   Principle, net of tax                                                                                  (50,971)
                                                  -------------  ----------------  ---------------   -------------
Net Income (Loss)                                       $1,907             $(727)          $5,078        $(59,940)
                                                  =============  ================  ===============   =============

Net Income (Loss) Per Common Share, Basic:
Income (Loss) Before Cumulative Effect of Change
   in Accounting Principle, net of tax                    $.06             $(.02)            $.15           $(.26)
Cumulative Effect of Change in Accounting
   Principle, net of tax                                                                                    (1.50)
                                                  -------------  ----------------  ---------------   -------------
Net Income (Loss)                                         $.06             $(.02)            $.15          $(1.76)
                                                  =============  ================  ===============   =============

Net Income (Loss) Per Common Share, Diluted:
Income (Loss) Before Cumulative Effect of Change
   in Accounting Principle, net of tax                    $.05             $(.02)            $.15           $(.26)
Cumulative Effect of Change in Accounting
   Principle, net of tax                                                                                    (1.50)
                                                  -------------  ----------------  ---------------   -------------
Net Income (Loss)                                         $.05             $(.02)            $.15          $(1.76)
                                                  =============  ================  ===============   =============

Weighted Average Common And Common
Equivalent Shares:
Basic                                               34,158,754        34,104,290       34,123,931      34,104,290
                                                  =============  ================  ===============   =============
Diluted                                             35,127,597        34,104,290       34,671,742      34,104,290
                                                  =============  ================  ===============   =============

SYSTEMAX INC.
Condensed Consolidated Balance Sheet (In thousands)

                                                                         As of
                                                                     September 30,
                                                                          2003
                                                                    ---------------
ASSETS
Current Assets:
Cash and cash equivalents                                                $45,481
Accounts receivable, net                                                 150,515
Inventories                                                              111,154
Prepaid expenses and other current assets                                 40,139
                                                                    ---------------
Total Current Assets                                                     347,289
Property, plant and equipment, net                                        68,729
Other assets                                                              15,712
                                                                    ---------------
TOTAL                                                                   $431,730
                                                                    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Amounts due banks                                                        $15,730
Accounts payable and accrued expenses                                    184,425
                                                                    ---------------
Total Current Liabilities                                                200,155
Long-term debt                                                            17,899
Other liabilities                                                          2,125

Shareholders' equity                                                     211,551
                                                                    ---------------
TOTAL                                                                   $431,730
                                                                    ===============

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s performance. These statements are based on management’s estimates, assumptions and projections and are not guarantees of future performance. The Company assumes no obligation to update these statements. Actual results may differ materially from results expressed or implied in these statements as the result of risks, uncertainties and other factors including, but not limited to: (a) unanticipated variations in sales volume, (b) economic conditions and exchange rates, (c) actions by competitors, (d) the continuation of key vendor relationships, (e) the ability to maintain satisfactory loan agreements with lenders, (f) risks associated with the delivery of merchandise to customers utilizing common carriers, (g) the operation of the Company’s management information systems, and (h) unanticipated legal and administrative proceedings. Please refer to the Forward Looking Statements section contained in Item 7 of the Company’s Form 10-K for a more detailed explanation of the inherent limitations in such forward-looking statements.

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